Exhibit 12
American International Group, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months		Six Months
	Ended June 30,		Ended June 30,

(in millions, except ratios)	2006	2005	2006	2005

Income before income taxes, minority interest and cumulative effect of an accounting change	$5,241	$6,701	$10,034	$12,350
Less – Equity income of less than 50% owned persons	110	30	130	93
Add – Dividends from less than 50% owned persons	15	123	18	126

	5,146	6,794	9,922	12,383
Add – Fixed charges	2,048	1,739	3,996	3,469
Less – Capitalized interest	14	15	29	30

Income before income taxes, minority interest, cumulative effect of an accounting change and fixed charges	$7,180	$8,518	$13,889	$15,822

Fixed charges:
Interest costs	$1,995	$1,687	$3,891	$3,366
Rental expense*	53	52	105	103

Total fixed charges	$2,048	$1,739	$3,996	$3,469

Ratio of earnings to fixed charges	3.51	4.90	3.48	4.56

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(1,097)	$(968)	$(2,187)	$(2,062)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$951	$771	$1,809	$1,407

Secondary ratio of earnings to fixed charges	6.40	9.79	6.47	9.78

*	The portion deemed representative of the interest factor.
The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such expenses are also removed from income before income taxes, minority interest and cumulative effect of an accounting change used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.